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                                                                       EXHIBIT 9



                       [SHERIDAN ENERGY, INC. LETTERHEAD]

                                August 31, 1999

Dear Stockholder:

         On August 25, 1999, Sheridan Energy, Inc. ("Sheridan") entered into an Agreement and Plan of Merger (the "Agreement") with Calpine Corporation ("Calpine") and its wholly owned subsidiary, CPN Sheridan, Inc. ("Purchaser"), that provides for the acquisition of Sheridan by Purchaser. Under the terms of the Agreement, the Purchaser has commenced a cash tender offer for all outstanding shares of Sheridan's common stock at $5.50 per share.

         A Special Meeting of Sheridan's Board of Directors ("Board" or "Board of Directors") was held on August 24, 1999, to discuss the terms of the Merger Agreement and the transactions contemplated thereunder. THE BOARD HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF SHERIDAN. THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

         In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included, among other things, the opinion orally delivered on August 24, 1999 and in writing on August 27, 1999, of Donaldson, Lufkin & Jenrette Securities Corporation, financial advisor to Sheridan, that the cash consideration to be offered to Sheridan's stockholders pursuant to the cash tender offer and merger is fair to the stockholders from a financial point of view.

         Enclosed with this letter is a copy of Sheridan's Solicitation/Recommendation Statement on Schedule 14D-9 and related materials. Also enclosed is the Offer for Purchase for Cash of Purchaser, together with other related materials. These documents set forth the terms and conditions of the offer and other important information. We encourage you to read the enclosed materials carefully.

         On behalf of myself, the other members of management and the Board of Sheridan, I want to thank you for the support you have given Sheridan.

                                       Sincerely,

                                       SHERIDAN ENERGY, INC.

                                       /s/ JEFFREY E. SUSSKIND
                                           Jeffrey E. Susskind
                                           Chairman of the Board